Exhibit 14

CODE OF ETHICS
OF
BUSINESS DEVELOPMENT SOLUTIONS, INC.

Business Development Solutions, Inc. is committed to the highest level of ethical behavior. The Company’s business success depends upon the reputation of the Company and its directors, officers and employees to perform with the highest level of integrity and principled business conduct.

This Code of Ethics (“Code”)1 applies to all associates of Business Development Solutions, Inc. and its subsidiaries and certain affiliated companies (collectively, the “Company”), including all employees, members of the Board of Directors (the “Board”)2, principal executive officer and principal financial officer of the Company.

This Code is not intended to cover every applicable law, or to provide answers to all questions that might arise; for such, the Company relies on each person’s sense of what is right, including a sense of when it is appropriate to seek guidance from others on an appropriate course of conduct.

Compliance with the Code is, first and foremost, the individual responsibility of every Company associate. Current versions of the Code will be maintained on the Company’s Website and distributed periodically to you. You are responsible for becoming familiar with the Code, and for recognizing that it does not cover every possible situation.

WAIVERS AND EXCEPTIONS: We generally will not permit any Code exceptions. However, if you feel an exception is appropriate, you must request for a waiver of any provision of this Code in writing to the Chief Executive Officer of the Company. Executive officers and directors should submit the written request to the Board (or the audit committee, if one established), which has the sole responsibility for granting or denying such waivers after consultation with the Company’s corporate or outside counsel.3

GENERAL INFORMATION & RESOURCES

WHEN TO ASK FOR GUIDANCE

If you’re not sure of the right way to handle a situation, start by asking 6 questions. If you’re still not sure, always ask for help or guidance.

1.	Is it legal?	4.	What would your family think?
2.	Is it consistent with our values?	5.	How would it look in the newspaper?
3.	Does it comply with our policies?	6.	Is it best for the company as a whole?

WHO TO CALL FOR HELP OR TO REPORT MISCONDUCT4

If you have questions about our Code, concerns about questionable accounting or auditing matters, or you observe or suspect illegal or unethical behavior, it’s your responsibility to let us know right away. Usually it’s best to start with your manager, but feel free to use any of the following options:

  Your manager’s manager or any other manager with whom you feel comfortable
  Your local HR representative

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1 The supplements appended at the end of the Code constitute the entire Code.
2 Certain Code provisions do not apply to “outside directors” (i.e., non-employee members of the Board) when they are not conducting the Company’s business. Nonetheless, outside directors are expected to maintain the highest ethical and legal standards at all times, whether or not they are conducting the Company’s business.
3 We will disclose any such waivers for executive officers and directors, as required by applicable laws and regulations, or the rules and listing standards of any national securities exchange on which the Company’s securities may be listed.
4 The Chief Financial Officer will forward any accounting and auditing complaints to the Board (or its audit committee, if one established), unless s/he finds the allegations to be without merit. The Chief Financial Officer will maintain a list of all complaints or concerns regarding accounting, internal accounting controls, or auditing matters and provides it to the Board (or its audit committee, if one established) quarterly.

  The Company’s Chief Financial Officer:
  20/F, 200 Taicang Road, Shanghai, China 200020
  Telephone: +(852) 3529 2838
  (You can leave a recorded message without identifying yourself)
  Email:   cfo@eztripmart.com

The Company will not tolerate retaliation against you for raising an issue or cooperating in any investigation or inquiry as long as you are honest and act in good faith. Violating the Code, even if directed to do so by management is not justifiable. If a manager solicits actions in violation of this Code or is involved in a questionable conduct, you should contact the Company’s Chief Financial Officer.

If you’re a manager, you must take immediate action whenever you receive a complaint involving Code violations or you become aware of possible illegal or unethical conduct. The type of action will vary depending on the situation. At a minimum, you will need to immediately inform the Chief Financial Officer to ensure we promptly investigate and address the situation. Failure to take action may result in discipline or termination of the employment between you and the Company depending on the severity of the results of such failure.

HOW WE HANDLE COMPLAINTS & REPORTS OF MISCONDUCT

We handle all reports of misconduct promptly, professionally, and as confidentially as possible. We start by evaluating each issue to determine whether to conduct an informal inquiry or a formal investigation. Depending on the circumstances, our Human Resources, Internal Audit and/or Legal teams will, in consultation with outside counsel, as appropriate, handle such complaints and reports. If you are asked to cooperate in an investigation, we will request your full cooperation, and you may be disciplined or terminated if you fail to do so. We will not tolerate any form of retaliation against associates who cooperate or participate in our investigations.

HOW WE HANDLE CODE VIOLATIONS

Violation of this Code may result in serious consequences for the Company, its corporate reputation and credibility and the confidence level of its customers and investors. Sanctions against the Company for criminal or civil wrongdoing could include substantial fines and restrictions on future operations. Individual employees could be required to pay significant fines or be sentenced to prison. Therefore, violations will be taken seriously.

If we find that associates have violated the Code, we decide upon appropriate disciplinary action based on the nature and severity of the violation.5 The type of discipline will vary, but could include, without limitation, reprimands, warnings, probation, suspension without pay, demotions, salary reductions, discharge, and restitution. We also may report certain violations to criminal or civil authorities for investigation or prosecution, as required or appropriate.

Disciplinary action may also be taken against any associates who condone, permit or have knowledge of illegal or unethical conduct by subordinates and do not immediately take corrective action, and against associates who make false statements in connection with investigations of violations of this Code.

CORE EXPECTATIONS

I. Conduct yourself honestly and ethically

You must always conduct yourself in an honest and ethical manner. You must act with the highest standards of personal and professional integrity and must not tolerate others who attempt to deceive or evade responsibility for actions. Honest and ethical conduct must be a driving force in every decision you make while performing your duties for the Company. When in doubt as to whether an action is honest and ethical, you shall seek advice from your immediate supervisor or senior management, as appropriate.

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5 If the alleged misconduct involves an executive officer or director, the Chairman and/or CEO and the Board (or Audit Committee, if one established) are charged with determining whether there is a Code violation and, if so, what discipline is appropriate.

II. Comply with the letter and spirit of the law and our policies

We expect you to fully comply with the letter and the spirit of the topics covered in this Code, all applicable laws, rules and regulations, and any other policies and procedures that apply to your job. All directors and executive officers of the Company must understand and take responsibility for the Company’s compliance with the applicable governmental laws, rules and regulations of the cities, states and countries in which the Company operates, and for complying with the applicable rules and listing standards of any national securities exchange on which the Company’s securities may be listed. If you have questions about the policies you need to follow, speak with your manager or your local HR representative.

III. Be open about your business dealings & relationships – avoid conflicts of interest

The term “conflict of interest” refers to any circumstance that would cast doubt on your ability to act objectively when representing the Company’s interest. You should not use your position or association with the Company for your own or your family’s personal gain, and should avoid situations that might impair, or even appear to impair, your ability to make honest, objective business decisions. Before you get involved in or continue in any situation that could be viewed as a conflict, be open about it. Directors, the principal executive officer, and the principal financial officer shall report any such conflict or potential conflict situations to the chairman of the audit committee, if one is created, and in the absence of an audit committee, to chairman of the Board. Officers (other than the principal executive officer and principal financial officer) and employees of the Company shall report any such situations to their immediate supervisor. If we find a conflict of interest, you will be expected to avoid or eliminate it unless you obtain the approval of the Company’s Chairman and/or Chief Executive Officer. The Board’s must approve any conflicts involving “inside directors,” (i.e., executives serving on the Board). (Refer to the Supplement I: Conflict of Interest at the end of the Code for additional information about your responsibilities.)

Relatives and cohabitants may be hired and permitted to work at the same locations, providing no direct or indirect reporting or supervisory relationship exists. However, associates are prohibited from holding positions in which a review or audit relationship exists with a relative or cohabitant.

Any member of management who becomes involved in a personal relationship which is a potential violation of this company policy must bring the relationship to the attention of the appropriate human resources representative immediately. Hunan resources will attempt to resolve the situation. If a violation is discovered that was not voluntarily reported by the manager involved, it will be handled as a more serious issue and may lead to termination.

IV. Know the rules before you make promises & binding agreements

If your job involves signing contracts or making other financial commitments or obligations, you must comply with the Company’s contract authorization policy. It sets minimum requirements about who must review and approve contracts, who has the authority to sign them, what types of provisions to include and exclude, when to seek legal review, and what recordkeeping obligations apply. If you have any questions about the contract authorization policy, consult with your manager and your local HR representative. Do not go ahead with any agreement or business arrangement unless you’ve checked this policy and have the right approval. Also, before you discuss or disclose any information about the Company’s business operations, you should have the other party sign a non-disclosure agreement, in a form approved by the Legal Department.

V. Keeps accurate books and records

As a public Company, the Company has a responsibility to report financial information to stock holders so that they are provided with accurate information in all material respects about the Company’s financial condition and results of operations. It is our policy to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to the U.S. Securities and Exchange Commission and in other public communication. Accordingly, we require strong internal controls and accurate recordkeeping. We expect you to keep accurate records and reports to safeguard our reputation and ensure we can meet legal and regulatory obligations. All books, records and accounts of the Company must be maintained in accordance with all applicable regulations, standards and the Company’s procedures and internal controls for financial reporting, and accurately reflect the transactions they record. The Company’s financial statements must conform to generally accepted accounting rules in the United States of America and in China and our accounting policies. No entries in the Company’s books and records shall be made or omitted to intentionally conceal or disguise the true nature of any transaction. Any discount or rebate to or from counterparties as sales commission must be recorded in the books truthfully, accurately and timely. We do not permit any undisclosed or unrecorded accounts or funds, or false or misleading entries in the company’s books or records for any reason. Finally, we will not allow the disbursement of corporate funds or other property without adequate supporting documentation. Supporting documentation must be true, accurate and related to the transaction. You may not submit formal receipts that are not related to the transaction. If you cannot get a formal receipt (“fapiao” in China) for a specific transaction, speak to your manager or the accounting department about how the transaction should be documented and what documents can be submitted in support.

VI. Always make proper payments

Bribes and kickbacks are criminal acts under the U.S. Foreign Corrupt Practices Act (FCPA) as well as Chinese anti-bribery law and will not be tolerated. Never offer anything of value to a customer, vendor, State Functionaries (as defined in the Supplement I: Conflict of Interest at the end of the Code) (including employees of state-owned enterprises and local government officials), or other party in exchange for a business favor or to gain any competitive or improper business advantage, conducting financial transactions, or representing the company’s interests. This policy prohibits all kinds of payments, such as cash, gifts, gift cards, transportation cards, trips, advantageous pricing on products or stock in initial public offerings. This policy applies to direct and indirect payments, payments in kind and payments to third parties (such as brokers, sales representatives or manufacturer’s representatives). In short, avoid making any payments or giving anything of value to someone if you know or merely suspect that all or any part of the payments will be offered or paid as a bribe, kickback or improper payment.

The FCPA recognizes that there are situations where a nominal payment may be allowed to facilitate some government action, such as obtaining a visa or getting goods through Customs. These payments should be rare and should never exceed 500 RMB. Always get prior permission from your manager before giving a facilitating payment, if possible. There may be situations when prior approval is not possible. Notify your manager immediately after any facilitating payment has been and make sure it is properly recorded in the books and records as a facilitating payment. Often you will not be able to get a proper receipt for such a transaction. You may not submit unrelated receipts to document the payment. Work with your manager or the accounting department to insure that the facilitating payment has been properly recorded.

Given the complexity of the FCPA and the severe penalties associated with its violation, you are urged to contact the Company’s Chief Financial Officer or Legal Department at any time with any questions concerning the Company’s and their obligations under and in compliance with the FCPA. (Refer to the Supplement I: Conflict of Interest at the end of the Code for additional information about your responsibilities.)

VII. Trading on Inside Information

Inside information includes any non-public information, whether favorable or unfavorable, that investors generally consider important in making investment decisions. Examples include financial results not yet released, imminent regulatory approval/disapproval of an alliance or other significant matter such as the purchase or sale of a business unit or significant assets, threatened litigation, or other significant facts about a business. You must never buy or sell stock (or recommend that someone else to do so) based on material information about the Company or one of its vendors or customers obtained as the result of employment at, or a director’s service on the Board of, the Company, unless such information has previously been made generally available to the public, and even in such circumstances, such information may be subject to other restrictions. You run the risk of being criminally prosecuted if you violate these laws.

VIII. Confidentiality

You must maintain the confidentiality of non-public, proprietary information regarding the Company, its customers or its suppliers, and shall use that information only to further the business interests of the Company, except where disclosure or other use is authorized by the Company or legally mandated. This includes information disseminated to employees in an effort to keep them informed or in connection with their work activities, but with the instruction, confidential labeling, or reasonable expectation that the information be kept confidential.

Safeguard our intellectual property: You must keep confidential all intellectual property or proprietary information you receive during your relationship with us, such as marketing plans, budgets, pricing information, customer lists, unpublished financial information, and store opening/expansion plans. Proprietary information isn’t limited to written documents. It also includes electronic information such as e-mail and confidential matters you learn about on the job that may be retained only in your thoughts. (Refer to the Supplement II: Electronic Communication Systems Policy at the end of the Code for additional information about your responsibilities.)

Compliance with the Proprietary and Confidential Information Agreement: The associate shall perform the obligations under the Proprietary and Confidential Information Agreement entered into in good faith. Any breach of the Proprietary and Confidential Information Agreement would constitute a grave violation of the Company’s rules and regulations.

Do not disclose information to people outside of the Company without prior authorization: Depending on your job, third parties may ask you for information about our business or associates. In general, never discuss or disclose internal company matters unless you have a legitimate business reason and any necessary approval. Specific guidelines follow:

Investment Matters: As a general rule, a limited number of individuals, including our Chairman, Chief Executive Officer, Chief Financial Officer and Investor Relations team, are authorized to speak to investment professionals, market analysts, and stockholders about the company’s performance and related matters. Senior executives who regularly come in contact with securities market professionals also must comply with Regulation Fair Disclosure of the U.S. Securities and Exchange Commission.

Public Relations Requests: If you are contacted by the media, please refer all calls to the Chief Executive Officer of Suzhou Journey World Commercial Service Co., Ltd. at 86-21-5383-0878. Media requests include press requests, reporters’ questions, interviews, or photo requests, and any other related inquiries about the company. Associates may not make any comments to the media or take part in interviews without prior approval from the Chief Executive Officer of the Company.

Government Visits and Inquiries: Government officials may visit or contact the Company to conduct inspections or interviews, review documents, and obtain information on health, safety, pricing, police matters, etc. Always notify your manager and get HR or Legal department approval before you provide information or permit an inspection. Also, do not write any statements or sign any government documents without the Legal Department’s approval.

Personnel Records: Our associates’ personnel records are confidential, and we limit internal access on a need-to-know basis. If someone outside the company asks for your personnel records, we won’t give them any personal information about you unless you consent in writing or we are legally required to do so.

IX. Respect customer privacy

We value our customers’ trust and respect their privacy. If you handle personally-identifiable customer information, including but not limited to credit and credit card information, buying history, communications, and complaints, you play an important role in protecting such information from inappropriate or unauthorized use or disclosure. You should read our privacy policy for specific details. However, as a general rule, make sure you limit on a “need to know” basis who has access to personal customer information. Also, never disclose such information outside the Company or use it for anything other than legitimate company purposes.

X. Foster a fair, safe, & inclusive workplace

All applicants and associates deserve equal access and fair treatment based on merit. To promote fairness and consistency, we have developed numerous policies and procedures that govern an individual’s status from the time of hiring through the end of employment. We expect you to comply with these standards, making sure that all employment decisions are based solely on legitimate job-related criteria. It is against the law and our policy to base employment decisions on race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, veteran status, marital status, or any other legally-protected characteristics.

All associates deserve a work environment where they can feel respected, satisfied and appreciated. You must behave professionally and avoid any conduct that, if unwelcome, may be considered harassment or sexual harassment. We also will not tolerate any acts or threats of violence by or towards associates, customers, or visitors. If you manage others and receive a complaint about harassment, unfair treatment, or workplace violence, or you observe or learn about any potential violations, you must notify HR immediately.

XI. Compete aggressively, but fairly

The Company seeks to outperform its competitors fairly and honestly. The Company does not seek competitive advantages through illegal or unethical business practices. If you deal with competitors, you are responsible for recognizing when your actions may be subject to applicable antitrust and competition laws. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice. We strongly encourage you to consult with your manager and the Legal Department if you have any questions about your responsibilities and also prior to negotiating with or entering into any arrangement with a competitor that could raise competition issues, such as exclusive arrangements for the purchase or sale of products or services, bundling of goods and services, agreements that restrict a customer’s choices in using or reselling products or services or selective discounting.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (i) is not a cash gift, (ii) is consistent with customary business practices, (iii) is not excessive in value, (iv) cannot be construed as a bribe or payoff, and (v) does not violate any laws or regulations. (Refer to the Supplement I: Conflict of Interest at the end of the Code for additional information about your responsibilities.)

XII. Dissemination and Amendment

This Code shall be distributed to each employee, officer and director of the Company upon commencement of his or her employment or other relationship with the Company. The Company reserves the right to amend, alter or terminate this Code at any time for any reason.

Code of Ethics Supplement

SUPPLEMENT I: CONFLICT OF INTEREST GUIDELINES6

You’re responsible for avoiding situations that might impair, or even appear to impair, your ability to make honest, objective business decisions. You and your close relatives must avoid any relationship or activities that could give rise to a conflict of interest – in practice or appearance. Before you get involved in or continue in any situation that could be perceived as a conflict, be open about it. Tell your manager and, where needed, check with the Chief Executive Officer, Chief Financial Officer or Legal Department.

A. Gifts & Entertainment

We want our associates to develop solid working relationships with customers and business partners and recognize the business benefits of exchanging certain gifts and entertainment. That said, you must avoid giving or receiving any gifts or entertainment that compromise or even appear to compromise your ability to do business fairly and in our best interests – even if the value is nominal (i.e., less than $200). When in doubt, consult with your manager.

Requirements

1.	You must notify your manager in all of the following circumstances:

You receive a gift or entertainment valued at more than $200, or a lesser amount set by your manager.

You receive a series of gifts or entertainment from the same party in a year, totaling more than $200.

You receive a gift or entertainment of any value that creates an actual or apparent conflict of interest.

2.

All gifts valued at more than $200 generally should be returned to the sender. If this is impractical, the gifts should be submitted to the local HR department for the use for charitable purposes or associate team-building events.

3.	You must obtain your manager’s prior approval in all of the following circumstances:

You give a gift or offer entertainment valued at more than $200, or a lesser amount set by your manager.

You give a series of gifts or offer entertainment to the same party in a year, totaling more than $200.

You give a gift or offer entertainment of any value that creates an actual or apparent conflict of interest.

4.	If you receive a nominal gift during the holidays or another special occasion, share it with your team.

Guidelines for sporting events and travel

If a business partner offers you a gift valued at more than $200, such as a sporting event ticket or an out-of-town trip, the following guidelines apply:

  As a general rule, we discourage these types of gifts, even if they are considered reasonable and customary in the industry.
  In extraordinary circumstances, you may accept such gifts but only if there is a legitimate business purpose for doing so, there is no actual or apparent conflict of interest, and you obtain the prior, specific approval of your immediate supervisor and the senior manager responsible for your functional area. (In the case of the Chairman and Chief Executive Officer, notify the Chief Financial Officer, who will determine whether further disclosure is warranted).

B. Relationship with State Functionaries:

  “State Functionaries” refers to personnel of state organs who are engaged in public service according to law, including personnel of state-owned companies or enterprises or institutions and people's organizations who are engaged in public service and personnel who are appointed and sent by state organs, state-owned companies or enterprises or institutions to non-state-owned companies or enterprises or institutions or mass organizations to carry out public service, and other personnel who are engaged in public service according to law.
  Never offer anything of value (such as gifts, entertainment) to any State Functionaries that may improperly influence their performance of their duty or constitutes provision of illegitimate benefits. When in doubt, consult your manager.

C. Relationships with Competitors

  Never work for, consult to, give advice, or perform any services for a competitor

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6 Conflict of Interest Guidelines apply to associates and directors unless otherwise noted.

•	Do not purchase or maintain a financial interest in any competitors or potential competitors unless your ownership interest is passive and equals less than 1% of a public company. (Never hold any ownership interest in a competitor that is a private company.)

D. Relationships with Customers and Vendors
	1.	Employees only
	•	Do not work for, consult to, advise, or perform any services for any company that is a Company’s vendor or customer (excluding vendor or customer advisory activities that are part of your Company job responsibilities).
	•	You may serve as a director of a company that is a Company’s vendor or customer if (1) the company’s annual sales to or purchases from the Company are less than 5% of the company’s annual revenues; and (2) you disclose your appointment as a director to the Chief Executive Officer for his/her approval (or, in the case of an inside director, approval from the Board (or the governance committee, if one established)); and (3) you agree not to participate in or influence, directly or indirectly, any matter affecting the business relationship or transactions between the company and us.

	2.	Associates and directors:
	•	Do not purchase or maintain a financial interest in a vendor or customer unless (1) the company’s annual sales to or purchases from our Company are less than 5% of the company’s annual revenues; or (2) your ownership interest is both passive and less than 1% of a public company or 5% of a private company. (In the case of a private company, you must obtain written approval from the Chief Executive Officer or, in the case of the Chairman, Chief Executive Officer, inside and outside directors, from the Board (or governance committee, if one established).)

	3.	Outside directors only:
	•	You may work for, consult to, advise, serve on the board, or perform services for a company that is a Company’s vendor or customer if (1) the company’s annual sales to or purchases from our Company are less than 5% of the company’s annual revenues; and (2) you disclose the position to the Board (or governance committee, if one established); and (3) you agree not to participate in or influence, directly or indirectly, any matter affecting the business relationship or transactions between the company and us.

E. Family Businesses & Relationships
•	Do not conduct business on behalf of the Company with a firm owned or controlled by you or a member of your family
•	Do not supervise, review, or influence the job evaluation, pay, or benefits of a member of your immediate family

F. Outside Work & Political Activities
•	Do not perform or solicit outside work on the Company’s premises or during working time, or do anything that would interfere with your ability to perform your job requirements.
•	Do not use the Company’s equipment or resources to conduct outside work regardless of whether the outside work is conducted on our premises or elsewhere.
•	You may serve as a director of a company that is not a Company’s vendor or customer if you obtain the CEO’s approval and comply with all applicable requirements.
•	Do not use our property or facilities, or your work time or that of any other associate, for political activity or conduct political activities on our behalf without first consulting the Legal Department and obtaining senior management’s consent. If you volunteer or raise funds for political purposes, you must do so outside regular working hours.
•	Do not take for yourselves opportunities that are discovered through the use of Company property, information or position, or using Company property, information or position for personal gain. You have a duty to the Company to advance its legitimate interest when the opportunity to do so arises.

SUPPLEMENT II: ELECTRONIC COMMUNICATION SYSTEMS POLICY

The Company operates and maintains a variety of electronic communication systems in order to facilitate the effective management and communication of business information. All of these electronic communication systems are Company property, and the Company expects all associates to use these resources responsibly, ethically, and lawfully in accordance with the guidelines set forth in this policy.

Scope	All associates, independent contractors, consultants, and temporary workers using the Company’s electronic communication systems, regardless of the system location or location of access.

Electronic Resources	This policy applies to the Company’s entire interconnected electronic communication systems and resources, including, but not limited to, mainframe computers, midrange computers, file servers, application servers, Web servers, communication servers, desktop and laptop computers, operating system software, application program software data files, data storage, internet, intranet, e-mail, voice mail, phones, hand-held devices, and all internal and external communication and support systems directly or indirectly connected to the electronic communication systems.

Guidelines	1.	The Company’s electronic communication systems should be used primarily for business purposes, to assist associates and other users in performing their job responsibilities. The Company designates who has access to and use of its electronic communication systems.

	2.	The Company’s electronic communication systems, including but not limited to, all equipment and all data stored in the systems (e.g., all messages created, sent, received or stored in the systems as well as information and materials downloaded onto Company computers, etc.) are and remain the property of the company.

	3.	The Company’s may permit the incidental, personal use of certain electronic communication systems (e.g., e-mail), but only to the extent such use does not interfere with the user’s job responsibilities and performance, consume excessive Company resources, interfere with the activities of other associates, violate Company policies, reflect poorly upon the Company, or interfere with the operation of the company’s electronic communication systems.

	4.	There is no expectation of privacy when using company electronic communication systems, and use of these systems is considered consent to this policy and a waiver of any privacy right. The Company may access and monitor the use of and data stored in all of its electronic communication systems at any time, with or without prior notice. Among other things, this monitoring will occur for purposes of checking the operation performance, maintenance, auditing, security, and investigative/legal functions. The Company reserves the right to delete all e-mail messages that are retained on the e-mail network for more than three months.

	5.	As a benefit to associates and other users, The Company may provide access to certain content for informational purposes, such as stock prices, weather, and industry news. The content providers retain all rights, title, and interest in such content, and The Company cannot guarantee its accuracy, validity or completeness. Associates and other users should recognize that such content may contain errors and may be interrupted periodically due to technical reasons or other causes.

	6.	The Company’s associates represent the Company every time they communicate– internally and externally. Therefore, all e-mail signatures/electronic cover sheets must appear in a professional manner, and should contain your name, title, and contact information. It also is appropriate to include the Company tagline and web site link pertinent to your business unit: for example, www.eztripmart.com and www.zuwin.cn

	7.	Any user encountering or receiving illegal or inappropriate materials, or users who become aware of any misuse of The Company’s electronic communication systems must immediately report the incident to a manager or Human Resources.

	8.	Associates who violate this Policy are subject to disciplinary action, up to and including termination.

Prohibited Activities	The following activities are strictly prohibited:

	1.	Sending, receiving, downloading, displaying, printing, or otherwise disseminating information that is inappropriate, sexually explicit, profane, obscene, harassing, threatening, intimidating, fraudulent, offensive, defamatory, or otherwise unlawful or violative of the Company’s policies, including the Code of Ethics.

	2.	Entering, examining, using, transferring, or tampering with electronic communication systems, or resources of any kind without authorization, including, but not limited to, accessing restricted or confidential files or installing or using software or hardware devices that may restrict access to any systems.

	3.	Disseminating, displaying, or storing commercial or personal advertisements, solicitations, promotions, destructive programs (viruses), un-authorized political information, or any other unauthorized information.

	4.	The unauthorized sharing of user ID and password information, and/or accessing another person’s electronic systems, e.g., computer files, voice mail, e-mail, without authorization.

	5.	Disseminating Company information or files without proper authorization, or violating the Company’s Proprietary and Confidential Information Agreement using the Company’s electronic communication systems.

	6.	Wasting or straining computer resources, including, but not limited to, sending mass mailings or chain letters, spending excessive amounts of time on the Internet without authorization, playing computer games, unauthorized instant messaging, engaging in on-line chat room discussions, printing excess copies of documents, downloading non-business-related information from the Internet, downloading business-related information from the Internet without properly scanning for viruses, or otherwise creating unnecessary computer resource traffic.

	7.	Violating any license agreement, copyright, or trademark law, including but not limited to downloading unlicensed software, editing, altering, copying, licensing, selling, reselling, or in any way redistributing content from external suppliers available through the intranet.

	8.	Violating any state/provincial, federal, local, or international law.

User Responsibility	All associates and other users are responsible for:

	1.	Reading, understanding, and abiding by this Policy.

2.

Adhering to applicable electronic communication systems policies, guidelines and procedures and maintaining assigned equipment and software inventory in compliance with the standard configuration approved by the Company.

3.	Periodically reviewing electronic records, including e-mail, to determine what files need to be archived, backed up, copied, printed, and/or deleted.

4.	Ensuring the accuracy and completeness of data that is distributed electronically.

5.	Accessing information only as authorized to perform his/her job responsibilities and processing information only under the authorization of the user’s ID and passwords.

6.	Understanding that the Company will not be liable for the disclosure of personal information by the user.

7.	Informing a manager or Human Resources of any violations of this policy.

CODE OF ETHICS ACKNOWLEDGEMENT

I, ________________________, as an employee of _________________________(the “Company”), hereby certify that:

1.	I have received, carefully read and understand the Company’s Code of Ethics.

2.	I have complied and will continue to comply with the terms of the Code of Ethics and all other policies and procedures that apply to my job.

3.

I am responsible for avoiding any activity, relationship, position, or investment that interferes or reasonably could interfere with my ability to make honest, objective decisions for the Company. I have a duty to notify my manager if I am involved in any situations that creates an actual or potential conflict of interest.

4.

I am responsible for notifying the Company if I become aware of any potential legal or ethical violations involving the Company or its associates. I have the right to report any such concerns or violations openly or anonymously using any of the options stated in the Code of Ethics.

5.	I agree to cooperate fully with the Company to the extent necessary or helpful to implement the Code of Ethics.

6.	I will be subject to disciplinary action, up to and including discharge, if the Company determines that I have violated the Code of Ethics.

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Signature	Date